Exhibit (k)(10)

AMENDMENT NO. 2 TO

EXPENSE LIMITATION AGREEMENT

This Amendment No. 2 to the Expense Limitation Agreement (this “Amendment”) is entered into by and between BlackRock Advisors, LLC, a Delaware limited liability company (“BlackRock”), and BlackRock Private Investments Fund, a Delaware statutory trust (the “Fund”), effective as of April 19, 2022. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Agreement (as defined below), as amended to date.

WHEREAS, the Fund and BlackRock have entered into an Expense Limitation Agreement dated February 10, 2021 (the “Agreement”) pursuant to which BlackRock has agreed to maintain expenses of each share class of the Fund at a level below the level to which it would normally be subject;

WHEREAS, pursuant to the Amendment No. 1 to the Agreement, dated as of September 30, 2021, BlackRock has agreed to waive a portion of its management fee with respect to the Fund through October 31, 2022;

WHEREAS, the Fund and BlackRock have determined that it is appropriate and in the best interests of the Fund and its shareholders for BlackRock to increase the amount of the management fee waiver with respect to the Fund and for such increased fee waiver to continue in effect from the date hereof until July 31, 2022;

WHEREAS, the Fund’s Board of Trustees has approved such increased fee waiver as being in the best interests of the Fund and its shareholders; and

WHEREAS, the Agreement provides that the Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Section 1.5 of the Agreement is deleted in its entirety and replaced with the following:

1.5    FEE REDUCTION AGREEMENT. With respect to the Fund, BlackRock agrees, for the period beginning on April 19, 2022 until July 31, 2023 (“Fee Reduction Period”), to waive the management fee payable to BlackRock pursuant to the investment advisory agreement between the Fund and BlackRock, dated February 10, 2021 (as amended and/or amended and restated from time to time), by the amount necessary in order to reduce the net management fee payable to BlackRock to an annual rate equal to 1.00% of the Fund’s net assets determined quarterly (the “Fee Reduction”). Subsections 1.3 and 1.4 and Section 2 of the Agreement shall not apply to this Section 1.5.

2.

Except to the extent supplemented or amended hereby, the Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented and amended hereby by the Fund.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

BLACKROCK PRIVATE INVESTMENTS FUND

By:	/s/ John Perlowski
Name: John Perlowski
Title: President and CEO

BLACKROCK ADVISORS, LLC

By:	/s/ Trent Walker
Name: Trent Walker
Title: Managing Director

Signature Page to Amendment No. 2 to the Expense Limitation Agreement

of BlackRock Private Investments Fund